SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	A copy of notification and request form to registered shareholders of China Petroleum & Chemical Corporation (the “Registrant”); and
2.	A copy of notification and request form to non-registered shareholders of the Registrant;

Each made by the Registrant on September 9, 2022.

Document 1

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

9 September 2022
Dear Shareholder,

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications i s enclosed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKEXnews’ website and viewing them require Adobe® Reader® .

Shareholders may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously convey ed to the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future. Please complete the Requ est Form in reverse side and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and n eed not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. You may also send email with a scanned copy of this Form to sinopec.ecom@computershare.com.hk. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via Website version but for a ny reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upo n your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries in relation to this letter, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. f rom Monday to Friday, excluding public holidays.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form.

各 位 股 東 ：

中 國 石 油 化 工 股 份 有 限 公 司 （「 本 公 司 」）
– 中期報告（「 本 次 公 司 通 訊 文 件 」） 之 發 佈 通 知

本 公 司 的 本 次 公 司 通 訊 文 件 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 及 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)， 歡 迎 瀏 覽。 或 按 安 排 附 上 本 次 公 司 通 訊 文 件 之 印 刷 本 ( 如 適 用 )。 請 在 本 公 司 網 站 或 在 香 港 交 易 所 披 露 易 網站 使 用 A d o b e ® R e a d e r ® 開 啟 並 瀏 覽 有 關 文 件 。

儘 管  閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 或 語 言 版 本 的 選 擇， 但 仍 可 以 隨 時 更 改 有 關 選 擇， 轉 為 以 印 刷 本或 網 上 方 式 收 取 及 只 收 取 英 文 印 刷 本 、 或 只 收 取 中 文 印 刷 本 ； 或 同 時 收 取 中 、 英 文 印 刷 本 ， 費 用 全 免 。 如  閣 下 欲 收 取 本次 公 司 通 訊 文 件 之 另 一 語 言 印 刷 本 ， 或 欲 選 擇 有 別 於  閣 下 所 選 擇 的 公 司 通 訊 語 言 版 本 或 收 取 方 式 ， 以 更 改 日 後 收 取 公 司通 訊 文 件 之 語 言 版 本 及 收 取 途 徑 之 選 擇。 請  閣 下 填 妥 在 本 函 背面的 申 請 表 格， 並使用隨附之郵寄標籤寄回，而毋須貼上郵票（ 如在香港投寄）； 否則， 請貼上適當的郵票， 申請表格請寄回香 港 證 券 登 記 有 限 公 司（「 香 港 證 券 登 記 處 」）， 地 址 為 香 港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 17M 樓 。 你亦可把已填妥之申 請 表 格 的掃描副本電郵到 sinopec.ecom@computershare.com.hk 。申 請 表 格 亦 可 於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 或 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)內 下 載 。

股 東 如 已 選 擇 以 網 上 方 式 收 取 日 後 公 司 通 訊 文 件 （ 或 被 視 為 已 同 意 以 網 上 方 式 收 取 ） 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 本次 公 司 通 訊 文 件 ， 股 東 只 要 提 出 要 求 ， 我 們 將 盡 快 向       閣 下 寄 上 所 要 求 的 有 關 文 件 的 印 刷 版 本 ， 費 用 全 免 。

閣 下 如 有 任 何 與 本 函 有 關 的 疑 問 ， 請 致 電 服 務 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正
至 下 午 6 時 正 。

代 表
中 國 石 油 化 工 股 份 有 限 公 司
副 總 裁 、 董 事 會 秘 書
黃 文 生 謹 啟
2 0 2 2 年 9 月 9 日

附註：	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CPCH-13092022-1(0)

CCS3344	CPCH

Request Form 申請表格

To:	China Petroleum & Chemical Corporation (“Company”)	致:	中國石油化工股份有限公司（「公司」）

	(a joint stock limited company incorporated in the People’s		（在中華人民共和國註冊成立的股份有限公司）
	Republic of China with limited liability)		（股份代號：00386）
	(Stock Code: 00386)		經香港證券登記有限公司
	c/o Hong Kong Registrars Limited		香港灣仔皇后大道東 183 號
	17M Floor, Hopewell Centre, 183 Queen’s Road East,		合和中心 17M 樓
Wan Chai, Hong Kong

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文／中文印刷本或已選擇（或被視為已同意）瀏覽 貴公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

☐	(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	I/We would like to receive a printed copy in English now. 本人／我們現在希望收取一份英文印刷本。

☐	I/We would like to receive a printed copy in Chinese now. 本人／我們現在希望收取一份中文印刷本。

☐	I/We would like to receive both the printed English and Chinese copies now. 本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)#		Signature
股東姓名#		簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number		Date
聯絡電話號碼		日期

# You are required to fill in the details if you download this request form from the Company’s Website.
假如你從公司網站下載本申請表格，請必須填上有關資料。

Notes 備註：
1.	Please complete all your details clearly.	13092022 1 0
請 閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.

如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.	For the avoidance of doubt, we do not accept any special instructions written on this Request Form.
為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5.
Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent to our Shareholders in the past 12 months are av ailable from the Company on request. They are also available on the Company’s website ( http://www.sinopec.com/listco/) for five years from the date of first publication.
■
公司備有於過去 12 個月曾寄發予股東的公司通訊文 件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續 5 年載於公司網站(http://www.sinopec.com/listco/ )上。

Document 2

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

9 September 2022
Dear Non-registered holder (1),

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications a re available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form m ay also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to sinopec.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國石油化工股份有限公司（「本公司」）
– 中期報告（「本次 公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(http://www.sinopec.com/listco/) 及香港交易所披露易網站 (www.hkexnews.hk)， 歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）（ 如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(http://www.sinopec.com/listco/)或香港交易所披露易網站 (www.hkexnews.hk)內下載。

如對本函內容有任何疑問， 請致電服務熱線(852) 2862 8688，辦公時間為星期一至五（ 公眾假期除外） 上午 9 時正至下午 6 時正或電郵至 sinopec.ecom@computershare.com.hk 。

代 表
中 國 石 油 化 工 股 份 有 限 公 司
副 總 裁 、 董 事 會 秘 書
黃 文 生 謹 啟
2022 年 9 月 9 日
附註：	(1) 此函件乃向 本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CPCH-13092022-1(0)

CCS3345	CPCH NRH

Request Form 申請表格

To:	China Petroleum & Chemical Corporation (“Company”)	致:	中國石油化工股份有限公司（「公司」）

	(a joint stock limited company incorporated in the People’s		（在中華人民共和國註冊成立的股份有限公司）
	Republic of China with limited liability)		（股份代號：00386）
	(Stock Code: 00386)		經香港證券登記有限公司
	c/o Hong Kong Registrars Limited		香港灣仔皇后大道東 183 號
	17M Floor, Hopewell Centre, 183 Queen’s Road East,		合和中心 17M 樓
Wan Chai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 備註：
1.	Please complete all your details clearly.	13092022 1 0
請 閣下清楚填妥所有資料。
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指 股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。
3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong K ong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登 記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
6.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

*
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financ ial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
■
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告； (c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 9, 2022